Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 26, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a press release issued by Vodafone Group Plc on May 25, 2004, entitled “VODAFONE GROUP PLC PRELIMINARY ANNOUNCEMENT OF RESULTS YEAR ENDED 31 MARCH 2004”.

VODAFONE GROUP PLC PRELIMINARY ANNOUNCEMENT OF RESULTS YEAR ENDED 31 MARCH 2004	Embargo: Not for publication before 07:00 hours 25 May 2004

•                  Group turnover increased by 10% to £33.6 billion. Mobile telecommunications turnover increased by 15% to £31.7 billion

•                  Profit on ordinary activities before tax, goodwill amortisation and exceptional items, increased by 19% to £10.0 billion

•                  Earnings per share, before goodwill amortisation and exceptional items, increased by 34% to 9.10 pence

•                  After goodwill amortisation of £15.2 billion, the loss for the financial year was £9.0 billion. Basic loss per share was 13.24 pence

•                  Free cash flow increased by 65% to £8.5 billion, after £4.3 billion of net cash expenditure on tangible fixed assets

•                  13.7 million net new proportionate mobile customers in the year, bringing the total to 133.4 million

•                  Final dividend per share increased by 20% to 1.0780 pence, and for the year, total dividends per share increased to 2.0315 pence, giving a total dividend payout of £1.4 billion

•                  £1.1 billion expended to date on the share purchase programme. A further £3.0 billion of purchases are planned over the next year

Arun Sarin, Chief Executive, commented:

These results reflect a strong operational performance with an excellent level of free cash flow generation.

Our financially disciplined team continues to look for ways to strengthen our core business, delight our customers and increase returns to shareholders. With the advent of our Mobile Connect 3G/GPRS datacard and Vodafone live!™ with 3G, we are well positioned for a future of transition as we take the lead in expanding market boundaries through new technologies and industry partnerships.

We remain committed to delivering increasing returns to our shareholders, demonstrated by a 20% increase in dividends and a further £3 billion of share purchases, in addition to the £1.1 billion already expended.

Julian Horn-Smith, Group Chief Operating Officer, commented:

Strong customer growth and escalating take up of data services have driven double digit growth in revenues once again.  Our ongoing efforts to drive cost efficiencies have offset increased competitive and regulatory pressures to further increase margins.  Overall, these results demonstrate the underlying operational strength of the Group.

As we transition to 3G, we will continue to enhance the customer experience, driving up brand preference and customer loyalty and building on Vodafone’s success as a market leader.

GROUP FINANCIAL HIGHLIGHTS

	Year ended 31 March
Statutory	2004	2003	% change
	£m	£m

Turnover	33,559	30,375	10

Group EBITDA, before exceptional items	12,640	11,217	13

Total Group operating profit, before goodwill amortisation and exceptional items	10,749	9,181	17

Profit on ordinary activities before taxation, goodwill amortisation and exceptional items	10,035	8,429	19
Goodwill amortisation	(15,207)	(14,056)	8
Exceptional operating items	228	(576)	—
Exceptional non-operating items	(103)	(5)	—
Loss on ordinary activities before taxation	(5,047)	(6,208)	(19)

Loss for the financial year	(9,015)	(9,819)	(8)

	Year ended 31 March
Proportionate	2004	2003	% change
	£m	£m

Turnover
- mobile telecommunications	37,969	31,853	19
- other operations	1,477	2,073	(29)
	39,446	33,926	16

Organic growth at constant exchange rates			11

EBITDA before exceptional items
- mobile telecommunications	14,826	12,235	21
- other operations	288	444	(35)
	15,114	12,679	19

Organic growth at constant exchange rates			14

Proportionate information is calculated on the basis described on page 31.

	Year ended 31 March
Cash flow information	2004	2003	% change
	£m	£m

Net cash inflow from operating activities	12,317	11,142	11

Free cash flow	8,521	5,171	65

Net debt at 31 March	(8,488)	(13,839)	(39)

	Year ended 31 March
Per share information	2004		2003		% change

Earnings/(loss) per share
- before goodwill amortisation and exceptional items	9.10	p	6.81	p	34
- after goodwill amortisation and exceptional items	(13.24	)p	(14.41	)p	(8)

Dividends per share	2.0315	p	1.6929	p	20

This results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures. They should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measure. Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 35.

GROUP OPERATING HIGHLIGHTS

•                  13.7 million net new proportionate mobile customers in the year, bringing the total to 133.4 million at 31 March 2004. Venture mobile customer base increased to 340.1 million. Net proportionate organic additions of 2.5 million in the fourth quarter

•                  ARPU up 4% and 6% in Italy and the UK respectively, and down 7% and 1% in Japan and Germany respectively, compared with the year ended 31 March 2003

•                  Voice usage increased by 11% to 154.8 billion minutes in the Group’s controlled mobile businesses, from 138.9 billion minutes for the year ended 31 March 2003

•                  Usage of data services continued to increase in the Group’s controlled mobile businesses, with revenues from data services increasing by 25% over the year to £4,540 million.  Data revenues represented 16.1% of service revenues for the year ended 31 March 2004 compared with 14.6% for the year ended 31 March 2003

•                  Mobile proportionate EBITDA margin, before exceptional items, up by 0.6 percentage points to 39.0% for the year ended 31 March 2004

•                  Tangible fixed asset additions of £4.8 billion in the year, the same amount as for the year ended 31 March 2003. Tangible fixed asset additions in the controlled mobile businesses represented 14.5% of turnover for the current year, compared with 16.3% for the prior year

•                  Mannesmann synergies, calculated on a proportionate after tax cash flow basis, exceeded the target of £600 million set for the year ended 31 March 2004

PRODUCTS AND SERVICES

•                  Vodafone live!™ with 3G introduced for consumers in Europe from 4 May 2004. The Samsung Z105 handset initially available in Germany and Portugal, and from 25 May 2004 in Italy and Spain, with other countries and handsets to follow in coming months

•                  European introduction of commercial 3G services in 7 countries, through the launch of the Vodafone Mobile Connect 3G/GPRS datacard in February 2004

•                  First megapixel camera phone launched in European market, the Sharp GX30, introduced into 10 controlled countries by 25 May 2004

•                  Over 6.8 million Vodafone live!™ customers in controlled mobile businesses and over 0.7 million in associates as at 31 March 2004, plus an additional 13.0 million Vodafone live!™ customers in Japan following the rebranding of its J-Sky service to Vodafone live!™ on 1 October 2003

•                  Enhanced Vodafone live!™ content offering to customers, involving established brands such as Warner Bros. Online, Disney, Cartoon Network, Sony Pictures Mobile, Sony Music Entertainment, UEFA Champions League Football, Tomb Raider and The Simpsons

•                  Launch of Vodafone live!™ by two of the Group’s associated undertakings, SFR on 29 October 2003 and Swisscom Mobile on 13 November 2003

OTHER COMMERCIAL INITIATIVES

•                  Mobile top level domain applied for, with other leading companies from the mobile industry, a key step in bridging the world of mobility and the Internet

•                  Partner Networks extended by 6 countries since 31 March 2003 to cover 13 countries as at 25 May 2004

•                  Bid submitted, in partnership with Celtel, to operate the second licence in the Sultanate of Oman.  Prequalifed as one of 11 bidders to operate the second licence in the Kingdom of Saudi Arabia

SIGNIFICANT TRANSACTIONS

•                  Purchased 800 million own shares at a cost of £1,088 million as part of the share purchase programme

•                  Disposed of the Group’s interest in Japan Telecom. Receipts resulting from this transaction are ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash received, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) of withholding tax recoverable

•                  Shareholding in Vodafone Greece increased to 99.4% from 64.0% at 31 March 2003 following market purchases and a public offer for shares announced on 1 December 2003

•                  Simplification of the Cegetel-SFR Group structure and agreement on the receipt of quarterly dividends

OUTLOOK

Please see “Forward-Looking Statements” on page 34.

For the year ending 31 March 2005

In the coming year, on an organic basis, the Group anticipates high single-digit average proportionate mobile customer growth, leading to broadly similar growth in proportionate mobile revenues.

Taking into account the necessary investment and costs associated with opening and operating 3G networks, as well as the effects of declines in interconnect rates, the Group expects the proportionate mobile EBITDA margin to be broadly stable.

As already stated in November 2003, the ongoing impact of the commercial launch of 3G services is expected to increase depreciation and amortisation by around £0.6 billion in the 2005 financial year.

The effective tax rate is expected to be a little higher than the 30.4% for the 2004 financial year due to lower recurring tax benefits, particularly in Italy and the absence of the one-off benefit from restructuring in France, but is subject to the resolution of open issues, planning opportunities, corporate acquisitions and disposals and changes in tax legislation.

For the 2005 financial year, total capitalised fixed asset additions are expected to be around £5 billion, slightly higher than the £4.8 billion for the 2004 financial year, mainly due to deferred investment from that year.

Free cash flow is expected to be around £7 billion, lower than in the 2004 financial year, due to:

-  the inclusion in that year of:

•                               £0.6 billion of one-off receipts from hedging instruments; and

•                               £0.2 billion of free cash flow from the fixed line business in Japan which has been sold

-  together with higher cash expenditure expected in the 2005 financial year on:

•                               approximately £1 billion of additional capital expenditure, mainly due to the unwinding of capital creditors; and

•                               tax payments, which are expected to be under £2 billion.

BUSINESS REVIEW

	Year ended 31 March
	2004	2003	% change
	£m	£m

Turnover
Mobile telecommunications:
- Voice services	23,618	21,201	11
- Data services	4,540	3,622	25
- Total service revenue	28,158	24,823	13
- Equipment and other	3,557	2,719	31
	31,715	27,542	15
Other operations	1,844	2,833	(35)
	33,559	30,375	10

Direct costs(1)	(13,378)	(11,825)	13
Operating expenses(1)	(7,541)	(7,333)	3
Depreciation and amortisation(1)(2)	(4,549)	(4,141)	10
Share of operating profit in joint ventures and associated undertakings(1)	2,658	2,105	26

Total Group operating profit(1)	10,749	9,181	17
Goodwill amortisation	(15,207)	(14,056)	8
Exceptional operating items	228	(576)	—
Total Group operating loss	(4,230)	(5,451)	(22)

(1)          Before goodwill amortisation and exceptional items

(2)          Includes loss on disposal of tangible fixed assets

Turnover

Turnover increased by 10% to £33,559 million in the year ended 31 March 2004, resulting from organic growth (10%) and changes in exchange rates (4%), partially offset by the impact of acquisitions and disposals (4%). The foreign exchange impact primarily arose due to a stronger Euro.

The principal component of the increase in turnover from mobile telecommunications arose from service revenue growth of 13%, driven primarily by growth in the Group’s controlled customer base, which increased by 9% over the prior year.

ARPU was up 4% and 6% in Italy and the UK respectively, and down 7% and 1% in Japan and Germany respectively, compared with the year ended 31 March 2003. Total voice usage in controlled mobile businesses increased by 11% over the year to 154.8 billion minutes for the year ended 31 March 2004, although the effect on ARPU was partially offset by tariff reductions and regulatory intervention. Lower termination rates, resulting from regulatory changes, have reduced service revenue by an estimated £0.3 billion in the year.

Another key driver of the growth in service revenue was the continued success of the Group’s data product and service offerings. Revenues from data services increased 25% to £4,540 million for the year ended 31 March 2004 and represented 16.1% of service revenues in the Group’s controlled mobile subsidiaries for the twelve months ended 31 March 2004, compared with 14.6% for the 2003 financial year. SMS revenues continue to represent the largest component of both the level of and growth in data revenues. Non-messaging data revenues increased to 4.2% of service revenues from 3.6% in the prior financial year as a result of the increased focus on providing value-added services, particularly through Vodafone live!™, the Group’s business offerings and the increased penetration of data services into the Group’s customer base.

Mobile equipment and other turnover increased 31% to £3,557 million, due to revenues from non-Vodafone customers acquired as a result of the acquisition of service providers in the UK and increased acquisition and retention activity.

Turnover from other operations decreased by 35% to £1,844 million in the year, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003 and the disposal of the Telematiks business by Arcor in the previous year.

Expenses

Direct costs, before exceptional items, increased by 13% to £13,378 million and represented 39.9% of turnover in the year ended 31 March 2004, compared with 38.9% for the year ended 31 March 2003. The increase in direct costs as a percentage of turnover is principally due to an increase in the proportion of acquisition and retention costs, primarily following the acquisition of a number of service providers in the UK. Acquisition and retention costs, net of equipment revenues, as a percentage of service revenues, for the Group’s controlled mobile businesses, increased to 12.6%, compared with 12.3% for the comparable period. This was partially offset by the benefit from the disposal of Japan Telecom.

Operating expenses, before exceptional items, increased by 3% to £7,541 million, and represented 22.5% of turnover in respect of the year ended 31 March 2004, compared with 24.1% for last year. The principal reason for the improvement in expenses as a percentage of turnover was the maintenance of network operating costs at a similar level to the previous financial year, despite the growth in customer numbers and usage. Operating expenses as a proportion of turnover also benefited from the disposal of Japan Telecom.

Depreciation and amortisation charges, excluding goodwill amortisation, increased by 10% to £4,549 million from £4,141 million in the comparable period. The launch of 3G services in a number of countries resulted in approximately £0.3 billion of additional depreciation and amortisation in the current year as 3G infrastructure and licences have been brought into use.

Total Group operating profit before goodwill amortisation and exceptional items

Total Group operating profit, before goodwill amortisation and exceptional items, increased by 17% to £10,749 million, with underlying organic growth of 14% and beneficial changes in exchange rates of 4% due to a stronger Euro offset by a weaker US dollar. Acquisitions and disposals reduced reported growth by 1%, resulting principally from the impact of the deconsolidation of Japan Telecom on 1 October 2003, partially offset by the stake increase in Société Française du Radiotéléphone (“SFR”) in the second half of the previous financial year.

Total Group operating loss

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £4,230 million, compared with a loss of £5,451 million for the previous year. The £1,221 million reduction in the total operating loss arose as a result of a £228 million credit in respect of exceptional operating items in the year ended 31 March 2004, compared with an expense of £576 million in the prior year, and a £1,568 million increase in operating profit before goodwill amortisation and exceptional items, partially offset by a £1,151 million increase in the goodwill amortisation charge. The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, increased by 8% to £15,207 million, principally as a result of the impact of foreign exchange movements.

Proportionate results

Proportionate turnover increased 16% to £39,446 million as a result of both organic growth and the effect of increased stakes in a number of the Group’s existing businesses, partially offset by the disposal of Japan Telecom. In the mobile businesses, proportionate turnover grew by 19% to £37,969 million, including organic growth in service revenue of 11%.

The Group’s proportionate EBITDA margin, before exceptional items, in the mobile businesses increased from 38.4% in the prior year to 39.0% in the year ended 31 March 2004. The main driver behind this growth has been savings in ongoing network costs as a percentage of turnover. On a proportionate basis, acquisition and retention costs, net of equipment revenues, as a percentage of service revenues rose in line with the increase seen in the Group’s controlled businesses.

Mobile Telecommunications

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland which now form their own region. The following results are presented in accordance with the new regional structure.

UNITED KINGDOM AND IRELAND

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m
Turnover	United Kingdom:
	- Voice services	3,487	3,207	9
	- Data services	671	541	24
	- Total service revenue	4,158	3,748	11
	- Equipment and other	586	278	111
		4,744	4,026	18
	Ireland	760	629	21
		5,504	4,655	18

Total Group operating profit(1)	United Kingdom	1,098	1,120	(2)
	Ireland	262	206	27
		1,360	1,326	3

Proportionate EBITDA margin(2)	United Kingdom	33.9%	38.3%

Key performance indicators (United Kingdom only)

Customers (‘000)(3)		14,095	13,300

ARPU(3)		£309	£292

Churn		29.6%	30.0%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues(3)		15.6%	11.9%

(1)   before goodwill amortisation and exceptional items

(2)   see pages 31 and 32 for details of proportionate turnover and EBITDA

(3)   refer to definitions on pages 36, 38 and 40

United Kingdom

Vodafone UK successfully maintained its leading market position, based on revenue share, according to the regulator’s last published data, in line with its strategic objectives, despite pricing pressures caused by intensifying competition and regulatory activity.

Total UK turnover increased by 18% to £4,744 million, driven by organic growth of 12% and the acquisition of a number of service providers, including Singlepoint (4U) Limited (“Singlepoint”) which contributed growth of 6%.  The organic growth resulted from the larger customer base and increased usage of both voice and data services, partially offset by a regulatory reduction in termination rates and the inclusion of calls to other mobile operators within new bundled price plans. Data revenues, as a percentage of service revenues, improved over the year to 16.1% for the year ended 31 March 2004 as usage levels of SMS and other data offerings increased. The increased number of Vodafone live!™ customers contributed towards the improved data usage. Equipment and other revenue increased by 111%, as a result of revenues from non-Vodafone customers acquired with the service providers and increased customer acquisition and upgrade activity.

Blended ARPU increased in the year, mainly due to growth in prepaid ARPU and the Singlepoint acquisition. Prepaid ARPU improved to £130 for the year ended 31 March 2004 from £125 for the year ended 31 March 2003. Contract ARPU, excluding the impact of the Singlepoint acquisition, decreased marginally by £1 to £531 for the year ended 31 March 2004.

Vodafone UK’s share of mobile service revenue in the latest quarterly review by OFCOM, the new national UK regulator, for the quarter ended 30 September 2003, was 31.8%, representing a lead of 6.5 percentage points over the second placed competitor.

Registered customers increased by 6% to 14,095,000 and the proportion of contract customers and activity levels remained stable throughout the year. The acquisition of the service providers, including Singlepoint, during the year increased the proportion of in-house managed contract customers from 57% to 93%, enabling closer management of the contract customer base.

On 24 July 2003, Vodafone UK reduced its termination charges by RPI minus 15% (on the weighted average charge for the previous year) to comply with its licence requirements. This reduction implemented the decision of the UK Competition Commission in January 2003. OFCOM is required to conduct a market review of call termination under the new EC regulatory framework brought into force on 25 July 2003 and is expected to conclude its review in summer 2004. The previous regulator, Oftel, had proposed further cuts in the current and next financial year.

The UK EBITDA margin fell by 4.4 percentage points to 33.9%. Contributing factors included increased investment in the acquisition and retention of the customer base, increased interconnect costs due to changes in the call mix and lower incoming revenues due to the reduction in termination rates. As the Singlepoint business has a lower margin, this has diluted the margin in the second half of the year. These factors have been partially offset by operating efficiencies, including reductions in network operating costs as a percentage of turnover. Operating profit, before goodwill amortisation and exceptional items, has reduced by £22 million to £1,098 million due to the factors discussed above and increased depreciation charges as a result of a general increase in capital expenditure and amortisation of the 3G licence, which was charged for the first time in this year.

Vodafone UK announced a restructuring programme in the second half of the year which resulted in an exceptional charge of £130 million relating to staff costs, property provisions and the write down of other assets. The objective of the restructuring is to consolidate recent business acquisitions and to reorganise the customer management organisation to meet the changing needs of its customers. In addition, the business reorganised its network and technology organisations and implemented a programme to consolidate switching centres in its network. The benefits of this strategic initiative are expected to be realised through a reduction in operating expenses, and so improving margins, during the coming financial years. Please see “Forward-Looking Statements” on page 34.

Ireland

Vodafone Ireland’s turnover increased by 12% when measured in local currency, benefiting from increased voice and data usage. Blended ARPU grew from €553 to €582, in part as a result of strong growth in data revenues, which improved to represent 20.5% of service revenues for the year ended 31 March 2004, from 19.1% for the prior year. Ireland continues to have the highest levels of outgoing voice usage per customer in the Group’s controlled mobile businesses, and the highest data usage in the Group’s European mobile businesses, which combine to generate the strong ARPU performance. Operating profit, before goodwill amortisation and exceptional items, increased by 16% when measured in local currency, principally driven by the increased turnover combined with improvements in operating efficiency.

Vodafone Ireland successfully maintained its leadership with an approximate market share of 54% and a closing customer base of 1,864,000. Phase 1 of its 3G licence obligation was met on 1 May 2003.

NORTHERN EUROPE

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m	£	€(3)
Turnover	Germany:
	- Voice services	4,123	3,699	11	3
	- Data services	895	728	23	14
	- Total service revenue	5,018	4,427	13	5
	- Equipment and other	386	219	76	63
		5,404	4,646	16	8
	Other Northern Europe	1,949	1,531	27
		7,353	6,177	19

Total Group operating profit(1)	Germany	1,741	1,435	21	9
	Other Northern Europe	1,451	1,077	35
		3,192	2,512	27

Proportionate EBITDA margin(2)	Germany	46.1%	43.4%
	Other Northern Europe	39.0%	39.0%

Key performance indicators (Germany only)

Customers (‘000)(4)		25,012	22,940

ARPU(4)		€310	€313

Churn		18.7%	21.2%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues(4)		13.4%	12.6%

(1)          before goodwill amortisation and exceptional items

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

(3)          local currency percentage change

(4)          refer to definitions on pages 36, 38 and 40

Germany

Vodafone Germany performed well in the year, further improving its operational performance.

Turnover in Germany increased by 8% when measured in local currency, reflecting the increase in the customer base offset by marginally lower ARPU. Germany represents the largest mobile market in Europe, in terms of customer numbers and, notwithstanding a 10% growth in the market for the 2004 financial year, penetration, at an estimated 80%, is still relatively low. Vodafone Germany’s customer base increased by 9% in the 2004 financial year. The mix of contract customers increased from 47% at 31 March 2003 to 49% at 31 March 2004, although new contract customers have been, in general, lower usage customers than the existing customer base. As a result, contract ARPU fell from €519 for the 12 months ended 31 March 2003 to €494 for the 12 months ended 31 March 2004. Prepaid ARPU remained stable at €130 during the year after increasing over the course of the prior year. Data revenues increased by 14% when measured in local currency and represented 17.4% of service revenues, up from 16.4% in the previous financial year, primarily due to Vodafone live!™. Increased investment in acquisition and retention has contributed to the improved churn rate and high customer growth.

The EBITDA margin improved by 2.7 percentage points over last year to 46.1%, principally driven by cost efficiencies in the second half of the year, particularly in network and IT costs. Acquisition costs as a percentage of turnover were also lower over the Christmas period, in comparison to the same period in the prior financial year, due to lower handset subsidies and trade commissions. Operating profit, before goodwill amortisation and exceptional items, benefited from these factors, although their effect was partially offset by higher depreciation and licence amortisation costs as the 3G network was brought into use in February 2004.

Other Northern Europe

Proportionate customers for the other markets in the Northern Europe region increased by 11% to 15,575,000 in the period, including the effect of stake increases in the Netherlands, from 97.2% to 99.9%, and Hungary, from 83.8% to 87.9%.

The increase in turnover was primarily as a result of growth in the Netherlands and Hungary. In the Netherlands, the increase in revenues was principally driven by an increased contract customer base and higher data service usage and revenue. In Hungary, turnover growth followed the increase in the customer base.

Operating profit, before goodwill amortisation and exceptional items, grew principally as a result of an increase in the profits of the Group’s associated undertaking, SFR. This business reported a strong financial performance, with revenue increasing as a result of an 8% increase in the customer base to 14,370,000, and higher data revenue. Blended ARPU was broadly unchanged from the previous year. The reported results also benefited from the full year impact of an effective stake increase in the mobile business of SFR from 31.9% to 43.9% in the second half of the previous financial year.

In the Netherlands, the EBITDA margin decreased slightly due to higher net acquisition and retention costs. In Sweden, operating expenses increased significantly as a result of the cost of building out 3G network coverage, which led to a decrease in operating profit before goodwill amortisation and exceptional items.

Partner Network Agreements were signed in the year with Og Fjarskipti in Iceland, Bitė GSM in Lithuania and LuxGSM in Luxembourg.

SOUTHERN EUROPE

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m	£	€(3)
Turnover	Italy:
	- Voice services	4,346	3,656	19	10
	- Data services	668	463	44	34
	- Total service revenue	5,014	4,119	22	13
	- Equipment and other	262	252	4	(3)
		5,276	4,371	21	12
	Other Southern Europe	4,500	3,680	22
		9,776	8,051	21

Total Group operating profit(1)	Italy	2,143	1,588	35	23
	Other Southern Europe	1,156	907	27
		3,299	2,495	32

Proportionate EBITDA margin(2)	Italy	53.0%	49.3%
	Other Southern Europe	37.1%	35.6%

Key performance indicators (Italy only)

Customers (‘000)(4)		21,137	19,412

ARPU(4)		€361	€347

Churn		16.7%	17.3%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues(4)		2.8%	3.4%

(1)          before goodwill amortisation and exceptional items

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

(3)          local currency percentage change

(4)          refer to definitions on pages 36, 38 and 40

Italy

Vodafone Italy produced another strong set of results, in spite of the increasingly competitive and highly penetrated market.

In local currency, turnover increased by 12%, driven by a 13% growth in service revenues, partially offset by a 3% decrease in equipment and other revenues arising from reduced handset sales. The increase in service revenue was driven by the larger customer base and increased usage, particularly of data services, partially offset by the impact of regulatory changes on interconnect rates. Data revenues improved significantly to represent 13.3% of service revenues for the year (2003: 11.3%), mainly due to SMS but also the positive contribution from Vodafone live!™ and Mobile Connect datacard.  Blended ARPU increased by 4% to €361 following the rise in prepaid ARPU from €298 to €309 and contract ARPU increased by 10% to €900.

Vodafone Italy responded to increased competition levels in the Italian market with continued investment in the Vodafone One loyalty scheme and retail stores coupled with a strong focus on business and higher value customers.  This contributed to the increase in ARPU and the reduction in churn.

The EBITDA margin grew significantly, partially as a result of a reduction in acquisition and retention costs, as a percentage of revenue, operational efficiencies and no accrual being made for a contribution tax levied by the local regulatory authority following a favourable European Court of Justice ruling on its legality, which benefited EBITDA margin growth by 1.6 percentage points. These factors were partially offset by higher interconnect costs, due to higher interconnect volume and increased international roaming traffic. Operating profit, before goodwill amortisation and exceptional items, was affected by the commencement of depreciation on the 3G network and amortisation of the 3G licence following the launch of 3G commercial services.

Other Southern Europe

Proportionate customers for the Group’s other operations in the Southern Europe region increased by 19% during the year, including 10% arising from stake changes in the Group’s operations in Greece, Portugal, Albania and Malta.

Vodafone Spain’s turnover for the year ended 31 March 2004 increased by 22% to £2,608 million (13% when measured in local currency) as a result of a 7% rise in the customer base and improved voice and data usage, partially offset by reduced prices. The EBITDA margin increased due to the increased proportion of data revenue and reduced acquisition and retention costs as a percentage of turnover.

The results for the remaining markets in the region also improved. Vodafone Portugal’s turnover improved by 7%, when measured in local currency, driven by voice and data usage on top of an increase in customer numbers. Vodafone Portugal’s EBITDA margin improved due to operational efficiencies.

In February 2004, a Partner Network Agreement was signed with Cytamobile in Cyprus.

AMERICAS

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m	£	$(3)
Total Group operating profit/(loss)(1)	Verizon Wireless	1,406	1,270	11	20
	Other Americas	(13)	(51)	(75)
		1,393	1,219	14

Proportionate turnover(2)	Verizon Wireless	6,111	5,686	7	18
	Other Americas	31	116	(73)
		6,142	5,802	6

Proportionate EBITDA margin(2)	Verizon Wireless	35.9%	35.2%
	Other Americas	(9.7)%	(20.7)%

Key performance indicators (Verizon Wireless only)

Customers (‘000)(4)		38,909	33,324

ARPU(4)		$604	$584

Churn		20.5%	26.5%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues(4)		13.4%	13.2%

(1)          before goodwill amortisation and exceptional items

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

(3)          local currency percentage change

(4)          refer to definitions on pages 36, 38 and 40

Verizon Wireless

In a highly competitive US market, Verizon Wireless continues to outperform its competitors and ranked first in customer net additions for the year ended 31 March 2004. The total customer base increased by 17% over the year to 38,909,000. At 31 March 2004, US market penetration and Verizon Wireless’ market share were approximately 56% and 24%, respectively.

On a local currency basis, proportionate turnover increased by 18%, driven by higher service revenue from the larger customer base and an increase in ARPU. Data products, such as picture messaging, positively contributed to an increase in data revenue of 172%, which represents 2.7% of service revenue for the current year. The rise in ARPU was primarily due to a higher proportion of customers on higher access price plans.

Churn rates continued to improve and are among the lowest in the US wireless industry despite the introduction of local number portability in the largest 100 metropolitan service areas from 24 November 2003, which allows customers to keep their phone numbers when switching providers. The low churn rate is attributable to the quality of Verizon Wireless’ network and the success of retention programmes such as the Worry Free GuaranteeSM, which includes the New Every TwoSM plan.

The EBITDA margin increased to 35.9% reflecting increased cost efficiencies being partially offset by increased acquisition and retention costs net of equipment revenues, as a percentage of service revenues, resulting from higher gross additions and upgrade activities. In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 20%.

Verizon Wireless continued to expand its product base, with the launch during the period of the first graphics based instant messaging application and a picture messaging service to complement its data products. Additionally, Verizon Wireless began to expand its BroadbandAccess service nationally. Powered by its Evolution-Data Optimized wide-area network, BroadbandAccess commercial service will be available in many major US cities later this year.

On 23 May 2003, Verizon Wireless completed a transaction with Northcoast Communications L.L.C. to purchase 50 Personal Communications licences and related network assets for approximately $762 million in cash. The PCS licences cover large portions of the East Coast and Midwest, serving approximately 47 million people.

Other Americas

On 29 July 2003, the Group completed the disposal of its stake in the Mexican mobile operator Grupo Iusacell.

ASIA PACIFIC

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m	£	¥(3)
Turnover	Japan:
	- Voice services	4,788	4,776	—	2
	- Data services	1,350	1,216	11	12
	- Total service revenue	6,138	5,992	2	4
	- Equipment and other	1,607	1,547	4	5
		7,745	7,539	3	4
	Other Asia Pacific	1,040	825	26
		8,785	8,364	5

Total Group operating profit(1)	Japan	1,045	1,310	(20)	(20)
	Other Asia Pacific	167	111	50
		1,212	1,421	(15)

Proportionate EBITDA margin(2)	Japan	28.9%	31.3%
	Other Asia Pacific	40.6%	40.2%

Key performance indicators (Japan only)

Customers (‘000)(4)		14,951	13,912

ARPU(4)		¥80,695	¥87,159

Churn		23.0%	23.3%

Acquisition and retention costs net of equipment revenues, as a percentage of service revenues(4)		21.0%	21.9%

(1)          before goodwill amortisation

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

(3)          local currency percentage change

(4)          refer to definitions on pages 36, 38 and 40

Japan

This financial year has been challenging for Vodafone Japan due to the strength of competitor offerings.

Turnover increased to £7,745 million for the year ended 31 March 2004, representing 4% growth when expressed in local currency. The customer base increased by 7% over the year, with the proportion of lower value prepaid customers increasing to 9% from 6%. ARPU reduced by 7%, as a result of higher value contract customers migrating to competitors, the effect of new price plans and the increased prepaid customer base.

Vodafone Japan’s market share, at 31 March 2004, was marginally lower, at 18.4%, than at 31 March 2003. Overall mobile penetration levels in Japan remain low compared with the other markets in which the Group operates, increasing over the year from 64% to 68% at 31 March 2004. 20% of Japanese mobile users were connected to 3G network services at 31 March 2004, compared with 9% at 31 March 2003. The lack of suitable 3G handsets available for the Vodafone Global Standard W-CDMA network, compared with the range available through other operators using different 3G technologies, amongst other factors, has limited Vodafone Japan’s ability to compete effectively in the 3G market. Vodafone Japan held less than 1% of the customers in the 3G market at 31 March 2004. To counteract these competitive pressures, Vodafone Japan implemented measures in October 2003 including new price plans, additional investment in the upgrade of existing customers and improved loyalty schemes and introduced a new range of 2.5G handsets.

The EBITDA margin fell as expected, particularly in the second half of the financial year, due to increased marketing expenditure, higher network operating costs and an increase in provisions for slow moving handset stocks. Acquisition and retention costs, net of equipment revenues, fell from the previous financial year, though the trend reversed in the second half of the financial year reflecting a high volume of upgrades. Operating profit, before goodwill amortisation and exceptional items, further reduced as a result of a higher depreciation charge due to launch of the 3G network in December 2002.

The Group is developing a full range of 3G handsets which are expected to be available in the quarter leading up to Christmas 2004 and are expected to put Vodafone Japan in a better competitive position. However, until these handsets are introduced, the necessary focus on retention and upgrades is expected to keep margins depressed. A plan is in place to improve Vodafone Japan’s performance and competitive position, focusing on cost reductions through leveraging the Group’s global scale and scope, improving the efficiency of the distribution structure, enhancing customer propositions, including new product offerings, and focusing on business customers and refining the organisational structure to ensure Vodafone Japan is more agile and commercially driven. Please see “Forward-Looking Statements” on page 34.

Other Asia Pacific

Proportionate customers for the Group’s other operations in the Asia Pacific region increased by 14% during the year, including the Group’s share of China Mobile’s customers, which is accounted for as an investment.

The increase in turnover was driven primarily by Vodafone New Zealand, resulting from a larger customer base and higher equipment revenues. Vodafone Australia also experienced turnover growth despite intense competitor activity. The EBITDA margins of both Vodafone New Zealand and Vodafone Australia improved, due largely to the cost savings from operational efficiencies.

Vodafone Fiji increased its customer base by 25% and the EBITDA margin improved.

China Mobile, in which the Group has a 3.27% stake, increased its customer base by 21% to 150,256,000 in the year ended 31 March 2004. ARPU continued to fall with the increase in low usage customers. Dividends totalling £25 million were received from China Mobile during the year.

The Group disposed of its interest in its Indian associate, RPG Cellular Services Ltd, during the year.

In November 2003, a Partner Network Agreement was announced with M1 in Singapore, the first Vodafone partner in this region.

MIDDLE EAST AND AFRICA

	Year ended 31 March
Financial highlights	2004	2003	% change
	£m	£m
Turnover	297	290	2

Total Group operating profit(1)	273	197	39

Proportionate EBITDA margin(2)	48.3%	46.2%

(1)          before goodwill amortisation and exceptional items

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

The Group’s operations in the Middle East and Africa region comprise Vodafone Egypt and the Group’s associated companies in South Africa (Vodacom) and Kenya (Safaricom). In addition, the Group has two Partner Network Agreements with MTC, covering Kuwait and Bahrain.

Vodafone Egypt experienced turnover growth of 41% when measured in local currency, driven mainly by strong customer growth, improved contract ARPU and increased roaming revenue. The EBITDA margin improved principally as a result of increased roaming and operational efficiencies. The reported results were, however, affected by the continued weakness of the Egyptian Pound against Sterling.

The Group has reached a preliminary understanding with Telecom Egypt for the proposed disposal of a 16.9% stake in Vodafone Egypt, which would reduce its stake to 50.1%. In December 2003, Vodafone Egypt was listed on the Cairo and Alexandria Stock Exchange.

The Group’s associated undertakings in the region reported improved operating performance in the year, primarily as a result of strong customer growth of 24% in Vodacom and 77% in Safaricom.

Other Operations

		Year ended 31 March
Financial highlights		2004	2003	% change
		£m	£m

Turnover	Europe	947	854	11
	Asia Pacific	897	1,979	(55)
		1,844	2,833	(35)

Total Group operating profit/(loss)(1)	Europe	(59)	(138)	(57)
	Asia Pacific	79	149	(47)
		20	11	82

Proportionate EBITDA margin(2)	Europe	12.7%	6.4%
	Asia Pacific	29.4%	30.0%

(1)          before goodwill amortisation

(2)          see pages 31 and 32 for details of proportionate turnover and EBITDA

Europe

The Group’s other operations in Europe comprise interests in fixed line telecommunications businesses in Germany (Arcor) and France (Cegetel), and Vodafone Information Systems, an IT and data services business based in Germany.

In local currency, Arcor’s turnover increased by 5%. Excluding the results of the Telematiks business which was disposed of in June 2002, turnover increased by 16%, primarily due to customer and usage growth, partially offset by tariff decreases caused by the competitive market. The fixed line market leader continues to drive this intensive competition, although Arcor strengthened its position as the main competitor during the year, increasing its contract voice customers by 11%. The number of customers of Arcor’s ISDN service, Direct Access, increased by 98% to 389,000 at 31 March 2004. This revenue growth and further cost control measures resulted in a significantly improved EBITDA margin and positive cash flow.

Cegetel has the second largest residential customer base in France. The Group increased its stake in Cegetel from 15% to 30% in the second half of the previous financial year. Following the reorganisation of the Cegetel-SFR group structure in December 2003, the Group’s effective interest in the Cegetel fixed-line business, whose business was enlarged through the merger with Télécom Développement, became 28.5%.

Asia Pacific

The Group’s 66.7% controlled entity Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd.) completed the disposal of its 100% interest in Japan Telecom in November 2003. Receipts resulting from this transaction are ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash received, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) of withholding tax recoverable, which is expected to be received in the 2005 financial year. The Group ceased consolidating the results of Japan Telecom from 1 October 2003.

Global Services

A major focus of the Group’s strategy is to delight its customers, delivering a superior customer experience and developing customer loyalty at all touch points, introducing end-to-end voice and data propositions to target customer segments, and achieving customer preference for the Vodafone brand.

To achieve this objective requires a focused, integrated and operationally efficient business providing high quality products and services across the greatest number of markets. To assist in this process, the Group established two new central functions in July 2003, Group Marketing and Group Technology & Business Integration.

Group Marketing provides leadership and co-ordination across the Group on a range of marketing and commercial activities. These activities include the design and rollout of segmented service propositions to consumer and business customers such as Vodafone live!™ and the Group’s business offerings.

Group Technology & Business Integration leads in the selection, development and implementation of global technology solutions to support the terminals, service platforms, network and IT requirements of the Group.  It drives the benefits of scale and scope to deliver enhanced customer experience, increased speed to market and an improved strategic cost position by applying the principle of “design once, deploy many times” and by working closely with suppliers.

A major Business Integration project was initiated in October 2003 and is intended to lead the Group through a business transformation process spanning up to five years. “Working as One Vodafone” will continue to be a key theme for the Group in delivering the benefits of global scale and scope. The Service Delivery Platform, which in part delivers Vodafone live!™, is one early example of the Group’s “develop once, deploy many times” concept. This concept allows the architecture, design and development of core enabling technologies to be undertaken only once, and rolled out to many countries, saving on costs of design and development in each country.

The launch of the 3G data service in February 2004 was also an example of Vodafone leveraging its scale and scope.  3G commercial services in Europe, in the form of the Vodafone Mobile Connect 3G/GPRS datacard, were able to be launched in a much reduced period in seven countries in early 2004 through working with common suppliers and network technology. This commercial launch of the 3G service was the result of a three year global programme of technology selection, development and testing across the Group companies.

In Japan, the 3G network has been rolled out with the goal of national coverage and the eventual replacement of the current Personal Digital Cellular network. In Europe, the deployment of 3G has been centred on major metropolitan centres, thereby providing a complementary service to the current 2G and 2.5G networks.  The introduction of Wideband Code Division Multiple Access (“W-CDMA”) as the third generation standard will provide roaming capabilities between Japan and other territories that use the W-CDMA standard.

The Group continues to build its capability to manage suppliers on a global basis and has delivered synergies through negotiating global contracts, particularly in the areas of terminals, network infrastructure and IT. There has been continued progress in eCommerce activities, with the Group taking an industry leading position in the effective use of e-auctions. The Group continues to leverage scale in the handset area, consolidating country requirements and volumes for supplier negotiation. This has provided savings, along with supporting Vodafone’s ability to shape an enhanced customer experience through the specification of handset features and functions.

Brand Development

The three year brand migration programme was completed during the year, with Italy and Japan migrating to the Vodafone brand in May and October 2003, respectively. Local and global advertising campaigns, together with Vodafone’s high profile sponsorships, particularly Ferrari and Manchester United, have contributed to the recognition of the Vodafone brand.  Having established the Vodafone brand in the Group’s controlled markets, the focus is now shifting, and more emphasis and resources are aimed at increasing customer satisfaction and brand preference.  In order to do this, Vodafone has put in place a framework for measuring and improving its performance on every element of customer experience.

In addition, the Group has put in place a segmentation framework that has been arrived at on a basis of extensive research.  All marketing plans and activities, both global and local, are now built around seven customer segments identified through the research.

Partner Networks

The Group’s Partner Network strategy has become a more broadly established business concept for the delivery of the Group’s mobile services in the year. By partnering with leading mobile operators around the world, the Group is able to market its portfolio of global services in new territories, extend its brand reach into new markets and derive additional revenue from fees and visitor roaming without buying equity stakes.

The Group has signed a further six Partner Network Agreements during the year with Og Fjarskipti in Iceland, Bitė in Lithuania, M1 in Singapore, MTC in Bahrain, LuxGSM in Luxembourg and Cytamobile in Cyprus, bringing the total number of partners to 13. With two partners in the Middle East and one in Asia Pacific, the Partner Network strategy is becoming increasingly relevant for mobile operators outside Europe.

Mobilkom-Group, which operates in Austria, Croatia and Slovenia, will become the first Partner Network to introduce Vodafone live!™ and is expected to launch services in June 2004. The Mobile Connect 3G/GPRS datacard has been launched in Austria and the Mobile Connect Card has been introduced in Bahrain, Croatia, Denmark, Slovenia, Estonia and Finland.

Products and services

Vodafone live!™

Vodafone live!™, the Group’s integrated messaging and multimedia content service, was launched in six countries during the 2004 financial year, including the Group’s associated networks in France (SFR) and Switzerland (Swisscom Mobile), bringing the total number of markets in which the service is available to 16 at 25 May 2004. At 31 March 2004, there were over 6.8 million controlled Vodafone live!™ customers, with a further 0.7 million customers connected to associated company networks. In addition, Vodafone Japan had 13.0 million Vodafone live!™ customers following the rebranding of its J-Sky service to Vodafone live!™ on 1 October 2003.

The range of services available on Vodafone live!™ has continued to be improved throughout the year, with the integration of services such as real music tones, as well as broadening the range of handsets available. New capabilities have also been introduced such as video messaging, video streaming and Search, a new facility enabling customers to use their mobile handsets to search across an extensive portfolio of content. The scale of the customer base together with the broader reach of Vodafone live!™ has meant that the Group has increasingly been able to attract stronger content partners and recent agreements have involved such established brands as Warner Bros. Online, Disney, Cartoon Network, Sony Pictures, Sony Music Entertainment, UEFA Champions League Football, Tomb Raider and The Simpsons.

During the year, the range of Vodafone live!™ handsets has increased from three to fifteen.  By focusing its handset development resources, the Group aims to offer a wider range of handsets with enhanced functionality. The first GSM-enabled megapixel camera phone launched in the European market, the Sharp GX30, had been introduced into 10 controlled markets by 25 May 2004.

Vodafone live!™ with 3G

Vodafone is the first mobile operator to bring 3G technology to business and consumer markets across a number of European countries. Vodafone’s 3G consumer service was launched in Europe on 4 May 2004 when Vodafone live!™  with 3G was introduced in Germany and Portugal and from 25 May 2004 in Italy and Spain. In the first phase of Vodafone live!™ with 3G, Vodafone live!™ has been enhanced with video telephony and video downloads as well as improved ringtones and new content. Vodafone live!™ with 3G will be enhanced later in the year, when a wider range of handsets will become available, together with an even more extensive range of content and services. The Group is prioritising efforts to ensure timely availability of handsets and plans for handset deliveries later in 2004 and 2005 are at an advanced stage.

Mobile Connect Card

The Vodafone Mobile Connect Card, first launched in November 2002 and which enables customers to connect to e-mail and business applications from a range of access devices, has been enhanced to operate across both GPRS and 3G technologies with the introduction in certain markets of the Vodafone Mobile Connect 3G/GPRS datacard in February 2004.  By 31 March 2004, Germany, Italy, the Netherlands, Portugal, Spain, Sweden and the UK had all opened their networks for commercial service. The Group’s associated network in Belgium launched the Mobile Connect 3G/GPRS datacard on 13 May 2004. The Mobile Connect 3G/GPRS datacard provides customers with data speeds up to seven times faster than GPRS when used on the Group’s 3G networks.

Other business services

During the year the Group continued to enhance its business propositions. In November 2003, the Group commenced roll out of Vodafone Wireless Office, a mobile handset solution reducing the need for fixed line phones, and Blackberry from Vodafone, which delivers voice, email, SMS, browser and organiser functions in a single mobile device.

On 22 October 2003, the Group announced a joint initiative with Oracle to offer enterprise customers integrated mobility solutions enabling mobile access to business systems.

Roaming services

The Group has introduced new pricing structures in its networks for its roaming services, with a view to encouraging the use of services when travelling abroad.

In November 2003, Vodafone UK launched Vodafone World, a new branded roaming tariff that delivers simple, transparent pricing for roaming all over the world, with preferential rates available for roaming onto all the Group’s networks. Now available in 13 markets, Vodafone World builds on the success of Eurocall, a European roaming service, and replaces it with a concept that is relevant to the Group’s markets and partners worldwide. By making roaming prices worldwide easier to understand, Vodafone World represents an important step in the Group’s strategy to meet the needs of its roaming customers at an affordable price and encourage change in the roaming market.

Vodafone’s Data Roaming Tariff was launched across 10 networks in October 2003 and provides a new simple price plan for roaming data services including Vodafone live!™ and the Group’s business services.

On 22 December 2003, the Group and Verizon Wireless announced the introduction of transatlantic text messaging between their respective customers. By 31 March 2004, this service had been launched in 11 of the Group’s networks.

The Group and Verizon Wireless have continued to cooperate in the development of inter-standard roaming products. An agreement for the Group to licence its Mobile Connect dashboard know-how to Verizon Wireless has recently been completed, setting the stage for the launch of inter-standard data card products in Europe and the United States, in due course.

Commercial initiatives

On 13 October 2003, the Group announced with Microsoft an intention to use mobile SIM based authentication and billing to help create open Web services standards that will enable new business opportunities for application developers and mobile network operators and deliver new integrated services for customers across fixed and mobile networks.

On 10 March 2004, the Group announced that it had signed a memorandum of understanding with other leading companies from the mobile industry to apply for a mobile Top Level Domain (“TLD”) from the Internet Corp. for Assigned Names and Numbers. A mobile TLD would be a key step in bridging the world of mobility and the Internet.

Content Standards

In October 2002, a dedicated Content Standards team was established to provide leadership in mobile content standards in order to protect customers from inappropriate content, contact and commercialism. Specific emphasis is placed on protecting young mobile phone users. The Group recognises that, although acceptable to an older audience, not all content and services are suitable for all ages and has committed to exercise responsibility in ways that are consistent with its customer and public values.

The Content Standards team has actively supported a number of initiatives such as the UK mobile operators Code of Practice and the Group’s age verification mechanism currently being piloted in Germany. Looking ahead the Content Standards team will work with the operating companies to implement policies and develop an independent auditing process to ensure they are maintained.

Corporate Social Responsibility

The Group reports in detail on its approach to Corporate Social Responsibility (“CSR”) through annual CSR reports, which are available alongside other CSR information on the Group’s web-site (www.vodafone.com). In addition to the Group CSR Report, Vodafone Greece, Ireland, The Netherlands and Italy all published a CSR report during the financial year and several other businesses are planning to report in the coming period.

Since 1 April 2003, the Group’s focus has been on continuing to integrate CSR into the business as well as rolling out practical initiatives relating to reducing environmental impact and addressing relevant social issues. The Group is making progress against the commitments set out in previous CSR Reports.

Specific achievements include the launch of additional handset recycling programmes, the development of group guidelines on responsible marketing, the launch of standards on mobile internet content, improvements in waste and energy management and significant progress on working with key suppliers on human rights and other matters. The Group has established new foundations in Ireland and Hungary, ending the year with 19 local foundations.

The Group has retained its position in both the FTSE4Good and Dow Jones Sustainability indices.

FINANCIAL UPDATE

PROFIT AND LOSS ACCOUNT

Exceptional items

Net exceptional operating income for the year ended 31 March 2004 of £228 million comprises £351 million of recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be levied, net of £123 million of restructuring costs principally in Vodafone UK. Exceptional operating costs of £576 million were charged in the year ended 31 March 2003, comprising £485 million of impairment charges in relation to the Group’s interests in Japan Telecom and Grupo Iusacell and £91 million of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

Net exceptional non-operating charges for the year of £103 million principally relate to a loss on disposal of the Japan Telecom fixed line operations. In the prior year, net exceptional non-operating charges of £5 million mainly represented a profit on disposal of fixed asset investments of £255 million, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of the Group’s investment in China Mobile of £300 million.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £752 million for the year ended 31 March 2003 to £714 million for the year ended 31 March 2004.

The Group net interest cost for the current year increased to £499 million, including £215 million (2003: £55 million) relating to potential interest charges arising on settlement of a number of outstanding tax issues, from £457 million for the prior year and was covered 28 times by operating cash flow plus dividends received from associated undertakings. The Group’s share of the net interest expense of associated undertakings and joint ventures decreased from £295 million to £215 million, principally as a result of the sale of the Group’s stake in Grupo Iusacell.

Taxation

The effective rate of taxation, before goodwill amortisation and exceptional items, for the year ended 31 March 2004 was 30.4% compared with 35.5% for the year ended 31 March 2003. The rate has fallen principally due to further benefits arising out of the restructuring of the Group’s Italian operations in the prior year, from the current year restructuring of the French operations, a fall in the Group’s weighted average tax rate and benefits from other tax incentives. These benefits have outweighed the absence of the one-off benefit arising from the restructuring of the German group in the previous year. The effective tax rate for the 2005 financial year is expected to be higher than the current year due to lower recurring tax benefits, particularly in Italy and the absence of the one-off benefit from restructuring in France, but is subject to the resolution of open issues, planning opportunities, corporate acquisitions and disposals and changes in tax legislation. Please see “Forward-Looking Statements” on page 34.

Earnings per share

Earnings per share, before goodwill amortisation and exceptional items, increased by 34% from 6.81p to 9.10p for the year ended 31 March 2004.

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 14.41p to a loss per share of 13.24p for the year ended 31 March 2004. The loss per share includes a charge of 22.33p per share (2003: 20.62p per share) in relation to the amortisation of goodwill and a charge of 0.01p per share (2003: 0.60p per share) in relation to exceptional items.

Dividends

Vodafone Group Plc (“the Company”) has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the possibilities for debt reductions and share repurchases. Accordingly, the directors have recommended a final dividend of 1.0780 pence per share, representing a 20% increase over last year’s final dividend, bringing the total dividend for the year to 2.0315 pence per share. The Board expects progressively to increase the payout ratio in the future.

The ex-dividend date is 2 June 2004, the record date for the final dividend is 4 June 2004 and the dividend is payable on 6 August 2004.

Share purchases

When considering how increased returns to shareholders can be provided in the form of dividends and share purchases, the Board reviews the free cash flow, anticipated cash requirements and gearing of the Group.

On 18 November 2003, the directors decided to introduce a share purchase programme and allocated £2.5 billion to this programme. Shares have been purchased on market on the London Stock Exchange in accordance with shareholder approval obtained at the Annual General Meeting (“AGM”) in July 2003 which expires at the conclusion of the Company’s AGM on 27 July 2004. The maximum share price payable for any share purchase is no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares were contracted to be purchased. Purchases are made only if accretive to earnings per share, before goodwill amortisation and exceptional items. In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 on 1 December 2003, shares purchased are held in treasury.

For the period from 1 December 2003 to 31 March 2004, 800 million shares for a total consideration of £1.1 billion, including stamp duty and broker commissions, were purchased. The average share price paid, excluding transaction costs, was 135.3 pence compared with the average volume weighted price over the same period of 137.5 pence.

The Board intends to decide the amount to allocate to the share purchase programme on an annual basis at the end of each financial year. In addition to the £1.1 billion already expended, £3 billion of shares are planned to be purchased over the next year, starting in early June 2004, subject to maintenance of credit ratings, superseding the £2.5 billion announced in November 2003. Because shareholder approval to purchase shares expires on 27 July 2004, this amount is subject to receiving renewed shareholder approval on 27 July 2004 at the AGM. In addition to ordinary market purchases, the Company currently plans to purchase shares during its close periods.

CASH FLOWS AND FUNDING

Operating cash flows increased by 11% over the prior year to £12,317 million, primarily due to the growth in operating profit before goodwill amortisation and exceptional items.

During the year ended 31 March 2004, the Group increased its operating free cash flow by 36% to £7,946 million and generated £8,521 million of free cash flow, as analysed below:

	Year ended 31 March
	2004	2003	% change
	£m	£m

Net cash inflow from operating activities (Note 7)	12,317	11,142	11

Purchase of intangible fixed assets	(21)	(99)	(79)
Purchase of tangible fixed assets	(4,508)	(5,289)	(15)
Disposal of tangible fixed assets	158	109	45
Net capital expenditure on intangible and tangible fixed assets	(4,371)	(5,279)	(17)

Operating free cash flow	7,946	5,863	36
Dividends received from joint ventures and associated undertakings(1)	1,801	742	143
Taxation	(1,182)	(883)	34

Interest on group debt(2)	31	(475)	—
Dividends from investments	25	15	67
Dividends paid to minority interests	(100)	(91)	10
Net cash outflow for returns on investments and servicing of finance	(44)	(551)	(92)

Free cash flow	8,521	5,171	65

(1)          Year ended 31 March 2004 includes £802 million (2003: £nil) from the Group’s interest in SFR and £671 million (2003: £564 million) from Verizon Wireless.

(2)          Year ended 31 March 2004 includes £572 million (2003: £97 million) of cash receipts from the closure of financial instruments related to interest rate management activities, including those in connection with bond repurchases in subsidiaries.

The Group’s net cash outflow for acquisitions and disposals in the year is shown below:

£ million
Acquisitions:
Vodafone Portugal – stake increased from 94.4%(1) to 100% including £336 million to settle consideration payable in relation to the public offer in the previous financial year	(410)
Vodafone Netherlands – stake increased from 97.2% to 99.9%	(144)
Vodafone Greece – stake increased from 64.0% to 99.4%	(815)
Singlepoint	(417)
Other acquisitions	(278)
Net cash acquired with subsidiary undertakings	10
Disposals:
Disposal of Japan Telecom	966
Disposal of subsidiary and associated undertakings and trade investments	34
Net cash disposed of with subsidiary undertakings	(258)

(1,312)

(1)          Includes interests which the Group was irrevocably committed to purchase at 31 March 2003

As a result of the cash flow items discussed above and £144 million of foreign exchange movements, the Group’s consolidated net debt position at 31 March 2004 improved to £8,488 million, from £13,839 million at 31 March 2003. This represented approximately 10% of the Group’s market capitalisation at 31 March 2004, compared with 18% at 31 March 2003.

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short-term and A2/A/A long term from Moody’s, Fitch Ratings and Standard and Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programmes of US$15 billion and £5 billion, respectively, which are available to be used to meet short-term liquidity requirements and which were undrawn at 31 March 2004 and 31 March 2003. The commercial paper facilities are supported by US$10.4 billion (£5.7 billion) of committed bank facilities, comprised of a US$5.5 billion Revolving Credit Facility that matures in June 2004 but which can be extended for one year, and a US$4.9 billion Revolving Credit Facility that matures in June 2006. As at 31 March 2004, no amounts had been drawn under either facility. The Group also has a JPY225 billion (£1,177 million) fully drawn committed bank facility and other fully drawn bilateral facilities of JPY12.1 billion (£63 million), expiring at various dates until January 2007. Furthermore, Vodafone Egypt, Vodafone Hungary and Vodafone Albania have committed facilities that may only be used to fund their operations totalling £467 million, of which £333 million were drawn.

At 31 March 2004, the Group had approximately £12.4 billion (pounds sterling equivalent) of capital market debt in issue, with maturity dates from September 2004 to November 2032 and £1.6 billion (pounds sterling equivalent) of term funding, including drawings under the above bank facilities.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of investments at 31 March 2004 were collateralised deposits, money market funds and euro commercial paper.

Pension scheme funding

As at 31 March 2004, the net deficit in the Group’s defined benefit pension schemes, calculated under FRS 17, amounted to £103 million (2003: £257 million), comprising a net liability of £165 million (2003: £406 million) offset by a deferred tax asset of £62 million (2003: £149 million). This amount represents less than 0.2% (2003: less than 0.5%) of both the Group’s market capitalisation and net assets at that date.

SIGNIFICANT TRANSACTIONS

The Group undertook the following significant transactions in the year ended 31 March 2004:

Acquisitions

The Group increased its interests in a number of subsidiary companies in the year. These were:

	% interest at 31 March 2003	% interest at 31 March 2004
Vodafone Albania	82.4	99.7
Vodafone Egypt	60.0	67.0
Vodafone Greece	64.0	99.4
Vodafone Hungary	83.8	87.9
Vodafone Malta	80.0	100.0
Vodafone Netherlands	97.2	99.9
Vodafone Portugal	94.4	100.0
Vodafone Sweden	99.1	100.0

In September 2003, the Group acquired two UK service providers, Project Telecom plc and Singlepoint, for cash consideration of £164 million and £417m, respectively.

Disposals

The Group completed the disposals of its interests in its Indian and Mexican associates, RPG Cellular and Grupo Iusacell.

On 14 November 2003, Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd.) completed the disposal of its fixed line business.

Cegetel-SFR Group restructuring

On 14 October 2003, the Group and Vivendi Universal completed a number of agreements designed to further improve the performance of Cegetel and optimise the cash flows between Cegetel and its shareholders. These agreements cover:

•                  increased co-operation in relation to the development and roll out of new products and services, including Vodafone live!™, and operational synergies, including procurement;

•                  the simplification of the legal structure of Cegetel;

•                  the payment of quarterly dividends; and,

•                  the merger of Cegetel’s fixed line business with Télécom Développement.

SUBSEQUENT EVENT

On 25 May 2004, the Group announced potential additional investments in Japan which could result in cash outflows of up to £2.6 billion. The investments are consistent with the Group’s overall strategy.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2004

	Year ended 31 March 2004		Year ended 31 March 2003
	£m		£m
Turnover: Group and share of joint ventures and associated undertakings
- Continuing operations	42,920		37,324
- Discontinued operations	818		1,828
	43,738		39,152

Less: Share of joint ventures and associated undertakings	(10,179)		(8,777)
	33,559		30,375

Turnover (Note 2)
- Continuing operations	32,741		28,547
- Discontinued operations	818		1,828
	33,559		30,375

Operating (loss)/profit
- Continuing operations	(4,842)		(5,052)
- Discontinued operations	66		(243)
	(4,776)		(5,295)

Share of operating profit/(loss) in joint ventures and associated undertakings - Continuing operations	546		(156)

Total Group operating loss (Note 2)	(4,230)		(5,451)

Exceptional non-operating items (Note 4)	(103)		(5)

Loss on ordinary activities before interest	(4,333)		(5,456)

Net interest payable and similar items	(714)		(752)

- Group	(499)		(457)
- Share of joint ventures and associated undertakings	(215)		(295)

Loss on ordinary activities before taxation	(5,047)		(6,208)

Tax on loss on ordinary activities (Note 5)	(3,154)		(2,956)

Loss on ordinary activities after taxation	(8,201)		(9,164)

Minority interests (including non-equity minority interests)	(814)		(655)

Loss for the financial year	(9,015)		(9,819)

Equity dividends	(1,378)		(1,154)

Retained loss for the Group and its share of joint ventures and associated undertakings	(10,393)		(10,973)

Basic and diluted loss per share (Note 6)	(13.24	)p	(14.41	)p
Adjusted basic earnings per share (Note 6)	9.10	p	6.81	p

Dividends per share	2.0315	p	1.6929	p

CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2004

	31 March 2004	31 March 2003 as restated
	£m	£m
Fixed assets
Intangible assets	93,622	108,085
Tangible assets	18,083	19,574
Investments	22,275	26,989

- Investments in associated undertakings	21,226	25,825
- Other investments	1,049	1,164

	133,980	154,648
Current assets
Stocks	458	365
Debtors	6,901	7,460
Investments	4,381	291
Cash at bank and in hand	1,409	475

	13,149	8,591

Creditors: amounts falling due within one year	(15,026)	(14,293)

Net current liabilities	(1,877)	(5,702)

Total assets less current liabilities	132,103	148,946

Creditors: amounts falling due after more than one year	(12,975)	(13,757)

Provisions for liabilities and charges	(4,197)	(3,696)

	114,931	131,493

Capital and reserves
Called up share capital	4,280	4,275
Share premium account	52,154	52,073
Merger reserve	98,927	98,927
Own shares held	(1,136)	(41)
Other reserve	713	843
Profit and loss account	(43,014)	(27,447)

Total equity shareholders’ funds	111,924	128,630

Equity minority interests	2,132	1,848
Non-equity minority interests	875	1,015

	114,931	131,493

CONSOLIDATED CASH FLOW

FOR THE YEAR ENDED 31 MARCH 2004

	Year ended 31 March 2004	Year ended 31 March 2003 as restated
	£m	£m

Net cash inflow from operating activities (Note 7)	12,317	11,142
Dividends received from joint ventures and associated undertakings	1,801	742
Net cash outflow for returns on investments and servicing of finance	(44)	(551)

Taxation	(1,182)	(883)

Net cash outflow for capital expenditure and financial investment	(4,267)	(5,359)

- Purchase of intangible fixed assets	(21)	(99)
- Purchase of tangible fixed assets	(4,508)	(5,289)
- Purchase of investments	(43)	(546)
- Disposal of tangible fixed assets	158	109
- Disposal of investments	123	575
- Other	24	(109)

Net cash outflow for acquisitions and disposals	(1,312)	(4,880)

- Purchase of interests in subsidiary undertakings	(2,064)	(3,519)
- Net cash acquired with subsidiary undertakings	10	11
- Purchase of interests in joint ventures and associated undertakings	—	(1,491)
- Disposal of interests in subsidiary undertakings	995	125
- Net cash disposed of with subsidiary undertakings	(258)	—
- Other	5	(6)

Equity dividends paid	(1,258)	(1,052)

Cash inflow/(outflow) before management of liquid resources and financing	6,055	(841)

Management of liquid resources	(4,286)	1,384

Net cash outflow from financing	(700)	(150)
- Issue of ordinary share capital	69	28
- Increase/(decrease) in debt	280	(165)
- Purchase of treasury shares	(1,032)	—
- Purchase of own shares in relation to employee share schemes	(17)	(14)
- Issue of shares to minorities	—	1

Increase in cash in the financial year	1,069	393

Reconciliation of net cash flow to movement in net debt
Increase in cash in the financial year	1,069	393
Cash (inflow)/outflow from (increase)/decrease in debt	(280)	165
Cash outflow/(inflow) from increase/(decrease) in liquid resources	4,286	(1,384)

Decrease/(increase) in net debt resulting from cash flows	5,075	(826)

Net debt acquired on acquisition of subsidiary undertakings	(7)	—
Net debt disposed on disposal of subsidiary undertakings	194	—
Translation difference	144	(826)
Premium on repayment of debt	(56)	(157)
Other movements	1	4

Decrease/(increase) in net debt in the financial year	5,351	(1,805)

Opening net debt	(13,839)	(12,034)

Closing net debt (Note 8)	(8,488)	(13,839)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 MARCH 2004

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Loss for the financial year
- Group	(8,996)	(9,049)
- Share of joint ventures and associated undertakings	(19)	(770)
	(9,015)	(9,819)

Currency translation
- Group	(2,462)	10,484
- Share of joint ventures and associated undertakings	(2,830)	(1,445)
	(5,292)	9,039

Total recognised gains and losses for the financial year	(14,307)	(780)

MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

FOR THE YEAR ENDED 31 MARCH 2004

	Year ended 31 March 2004	Year ended 31 March 2003 as restated
	£m	£m

Loss for the financial year	(9,015)	(9,819)
Equity dividends	(1,378)	(1,154)
	(10,393)	(10,973)

Currency translation	(5,292)	9,039
New share capital subscribed	86	31
Purchase of treasury shares	(1,088)	—
Purchase of own shares in relation to employee share schemes	(17)	(14)
Own shares released on vesting of share awards	10	6
Other	(12)	1

Net movement in equity shareholders’ funds	(16,706)	(1,910)

Opening equity shareholders’ funds (originally £128,671 million before prior year adjustment of £41 million)	128,630	130,540

Closing equity shareholders’ funds	111,924	128,630

NOTES TO THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2004

1                                         Basis of preparation

Statutory financial information

The preliminary results for the year ended 31 March 2004 are an abridged statement of the full Annual Report, which was approved by the Board of Directors on 25 May 2004. The Auditors’ Report on these accounts was unqualified. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. The information relating to the year ended 31 March 2003 is an extract from the published accounts for that year, which have been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified. The accounts for the year ended 31 March 2004 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting, to be held on 27 July 2004.

Change in accounting policy

During the financial year, the Accounting Standards Board issued Urgent Issues Task Force (“UITF”) Abstract 38 “Accounting for ESOP Trusts” which supersedes UITF Abstract 13 and requires presentation of an entity’s own shares held in an ESOP trust to be deducted in arriving at shareholders’ funds as opposed to being recognised as assets. The Group has adopted this Abstract in the preparation of its Consolidated Financial Statements for the year ended 31 March 2004, and has restated its balance sheet at 31 March 2003 and statement of cash flows for the year ended 31 March 2003. The impact of adopting UITF 38 was to reduce investments and shareholders’ funds by £41 million as at 31 March 2003.

2                                         Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and, until 29 August 2002, the Vizzavi joint venture.

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland that now form their own region. The segmental analyses below are presented in accordance with the new regional structure.

The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations.

Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m
Turnover(1)

Mobile telecommunications:
United Kingdom and Ireland	5,504	4,655
Northern Europe	7,353	6,177
Southern Europe	9,776	8,051
Americas	—	5
Asia Pacific	8,785	8,364
Middle East and Africa	297	290

	31,715	27,542

Other operations:
Europe	947	854
Asia Pacific(2)	897	1,979
	33,559	30,375

(1)          The analysis of Group turnover represents turnover of the Company and its subsidiary undertakings and is stated net of inter-company turnover.

(2)          Includes the following amounts in relation to discontinued operations: year ended 31 March 2004: £818 million; year ended 31 March 2003: £1,828 million.

Segmental and other analysis (continued)

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Total Group operating profit / (loss) (before goodwill amortisation and exceptional items)

Mobile telecommunications:
United Kingdom and Ireland	1,360	1,326
Northern Europe	3,192	2,512
Southern Europe	3,299	2,495
Americas	1,393	1,219
Asia Pacific	1,212	1,421
Middle East and Africa	273	197

	10,729	9,170
Other operations:
Europe	(59)	(138)
Asia Pacific(1)	79	149
	10,749	9,181

- Subsidiary undertakings	8,091	7,076
- Share of joint ventures and associated undertakings	2,658	2,105

Goodwill amortisation	(15,207)	(14,056)
Exceptional operating items (Note 3)(2)	228	(576)

Total Group operating loss	(4,230)	(5,451)

(1)          Includes the following amounts in relation to discontinued operations: year ended 31 March 2004: £66 million; year ended 31 March 2003: £162 million.

(2)          Includes the following amounts in relation to discontinued operations: year ended 31 March 2004: £nil; year ended 31 March 2003: £(405) million.

3                                         Exceptional operating items

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Contribution tax	351	—
Reorganisation costs	(123)	(91)
Impairment of intangible and tangible fixed assets	—	(485)

	228	(576)

The net exceptional operating income for 2004 of £228 million comprises £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer payable and reorganisation costs of £123 million primarily relating to the Group’s operations in the UK.

4                                         Exceptional non-operating items

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

(Loss)/profit on disposal of businesses	(127)	22
Amounts written off fixed asset investments	(6)	(340)
Profit on disposal of fixed asset investments	12	255
Profit on disposal of tangible fixed assets	19	3
Share of associate (loss)/profit on disposal of investment	(1)	55

	(103)	(5)

5                                         Tax on loss on ordinary activities

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

United Kingdom corporation tax charge at 30% (2003: 30%)	209	195

Overseas corporation tax
Current tax:
Current year	2,264	1,971
Prior year	(159)	9
	2,105	1,980

Total current tax	2,314	2,175
Deferred tax – origination of and reversal of timing differences	736	818

Tax on loss on ordinary activities	3,050	2,993

Tax on exceptional items	104	(37)

Total tax charge	3,154	2,956

Parent and subsidiary undertakings	2,866	2,624
Share of associated undertakings and joint ventures	288	332
	3,154	2,956

6                                         (Loss)/earnings per share

	Year ended 31 March 2004		Year ended 31 March 2003
	£m		£m

Loss for basic and diluted loss per share	(9,015)		(9,819)
Goodwill amortisation	15,207		14,056
Exceptional operating items	(228)		576
Exceptional non-operating items	103		5
Tax on exceptional items	104		(37)
Share of exceptional items attributable to minority interests	27		(139)

Earnings for adjusted earnings per share	6,198		4,642

Weighted average number of shares (millions)	68,096		68,155

Basic and diluted loss per share	(13.24	)p	(14.41	)p
Adjusted basic earnings per share	9.10	p	6.81	p

Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

7                                         Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Operating loss	(4,776)	(5,295)
Exceptional items	(228)	496
Depreciation	4,362	3,979
Goodwill amortisation	13,095	11,875
Amortisation of other intangible fixed assets	98	53
Loss on disposal of tangible fixed assets	89	109

Group EBITDA(1)	12,640	11,217

Working capital movements	(238)	(52)
Payments in respect of exceptional items	(85)	(23)

Net cash inflow from operating activities	12,317	11,142

(1)          Group EBITDA is not a measure recognised under UK GAAP but is presented in order to highlight operational performance of the Group.

8                                         Analysis of net debt

	At 1 April 2003	Cash flow	Other non-cash changes and exchange movements	At 31 March 2004
	£m	£m	£m	£m

Liquid resources	291	4,286	(196)	4,381

Cash at bank and in hand	475	1,112	(178)	1,409
Bank overdrafts	—	(43)	1	(42)
	475	1,069	(177)	1,367
Debt due within one year (other than bank overdrafts)	(1,323)	1,791	(2,468)	(2,000)
Debt due after one year	(12,994)	(2,186)	3,080	(12,100)
Finance leases	(288)	115	37	(136)

	(14,605)	(280)	649	(14,236)

Net debt	(13,839)	5,075	276	(8,488)

Included within net debt at 31 March 2004 are bond issues maturing as follows:

£m

One year or less	1,832
More than one year but not more than two years	303
More than two years but not more than five years	3,108
More than five years but not more than ten years	4,231
More than ten years but not more than twenty years	1,598
More than twenty years	1,356

12,428

9                                         Summary of differences between UK and US GAAP

The preliminary results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially will be provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2004. The effects of these differing accounting principles are as follows:

	Year ended 31 March 2004		Year ended 31 March 2003
	£m		£m

Revenues from continuing operations in accordance with UK GAAP	32,741		28,547

Items (decreasing)/increasing revenues:
Non-consolidated entity	(5,276)		(4,371)
Deferral of connection revenues	188		(1,760)

Revenues from continuing operations in accordance with US GAAP	27,653		22,416

Net loss in accordance with UK GAAP	(9,015)		(9,819)

Items decreasing/(increasing) net loss:
Investments accounted for under the equity method	1,354		289
Connection revenues and costs	29		16
Goodwill and other intangibles	(6,520)		(5,487)
Licence fee amortisation	(76)		(6)
Exceptional items	(351)		270
Capitalised interest	406		408
Income taxes	6,183		5,320
Other	(137)		(46)

Net loss in accordance with US GAAP	(8,127)		(9,055)

US GAAP basic and diluted loss per ordinary share	(11.93	)p	(13.29	)p

Shareholders’ equity in accordance with UK GAAP	111,924		128,630

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	5,566		4,630
Connection revenues and costs	(55)		(84)
Goodwill and other intangibles	45,320		51,144
Licence fee amortisation	(109)		(43)
Exceptional items	—		270
Capitalised interest	1,615		1,073
Income taxes	(40,074)		(45,446)
Proposed dividends	728		612
Other	114		(350)

Shareholders’ equity in accordance with US GAAP	125,029		140,436

The reconciliations of shareholders’ equity as at 31 March 2003 and of net loss for the year then ended include reclassifications to provide comparability with the presentation as at 31 March 2004 and the year then ended. The Group now shows amounts previously reported as “other” related to licence fee amortisation as a separate line item in the reconciliation. In addition, the Group now reflects only the Group’s interest in each adjustment. These reclassifications had no impact on the Group’s previously reported net income or shareholders’ equity under US GAAP.

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 MARCH 2004

Basis of preparation

The tables of financial information below are presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP. Proportionate financial information is not presented in the Group’s Annual Report for the year ended 31 March 2004.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flows of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of intercompany turnover. Proportionate EBITDA is defined as operating profit before exceptional items and depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA margin before exceptional items is proportionate EBITDA before exceptional items, as a percentage of proportionate turnover.

Analysis of proportionate turnover

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m
Mobile telecommunications:
United Kingdom	4,744	4,026
Ireland	760	629
Germany	5,404	4,642
Other Northern Europe	4,997	3,458
Italy	4,052	3,353
Other Southern Europe	4,299	2,981
Verizon Wireless	6,111	5,686
Other Americas	31	116
Japan	5,399	5,258
Other Asia Pacific	1,449	1,178
Middle East and Africa	723	526

	37,969	31,853
Other operations:
Europe	879	752
Asia Pacific	598	1,321
	39,446	33,926

Reconciliation of proportionate turnover to statutory turnover

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Proportionate turnover	39,446	33,926
Minority share of turnover in subsidiary undertakings	4,521	5,437
Group share of turnover in joint ventures, associated undertakings and trade investments	(10,408)	(8,988)
	33,559	30,375

Analysis of proportionate EBITDA, before exceptional items

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m
Mobile telecommunications:
United Kingdom	1,608	1,541
Ireland	347	274
Germany	2,492	2,016
Other Northern Europe	1,950	1,349
Italy	2,148	1,654
Other Southern Europe	1,594	1,062
Verizon Wireless	2,193	2,001
Other Americas	(3)	(24)
Japan	1,559	1,645
Other Asia Pacific	589	474
Middle East and Africa	349	243

	14,826	12,235
Other operations:
Europe	112	48
Asia Pacific	176	396

Proportionate EBITDA, before exceptional items	15,114	12,679

Reconciliation of proportionate EBITDA, before exceptional items to loss for financial year

	Year ended 31 March 2004	Year ended 31 March 2003
	£m	£m

Proportionate EBITDA, before exceptional items	15,114	12,679
Minority share of EBITDA in subsidiary undertakings	1,602	1,889
Group’s share of EBITDA in joint ventures, associated undertakings and trade investments	(4,076)	(3,351)
Group EBITDA	12,640	11,217
Charges for depreciation	(4,362)	(3,979)
Exceptional operating items	228	(496)
Goodwill amortisation	(13,095)	(11,875)
Amortisation of other intangibles	(98)	(53)
Loss on disposal of tangible fixed assets	(89)	(109)
Operating loss	(4,776)	(5,295)
Share of profit/(losses) in joint ventures and associated undertakings	546	(156)
Exceptional non-operating items	(103)	(5)
Net interest payable and similar items	(714)	(752)
Tax on loss on ordinary activities	(3,154)	(2,956)
Minority interests (including non-equity minority interests)	(814)	(655)

Loss for the financial year	(9,015)	(9,819)

OTHER INFORMATION

1)                                      Copies of the Group’s Annual Review and Summary Financial Statements will be sent to all shareholders. Further copies, and copies of the Group’s Annual Report, will be available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)                                      This Preliminary Results Announcement will be available on the Vodafone Group Plc website, www.vodafone.com, from 25 May 2004.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Outlook” with respect to Vodafone’s expectations for the year ending 31 March 2005 as to average proportionate mobile customer growth, full year proportionate organic mobile revenue and mobile EBITDA growth, proportionate mobile EBITDA margins, costs associated with opening and operating 3G networks including depreciation and amortisation, effective tax rate, capitalised fixed asset additions, mobile capital efficiency, free cash flow and tax payments; the statements under “United Kingdom” regarding Vodafone UK’s restructuring programme and its impact on operating costs and margins; the statements under “Japan” with the respect to expected availability of 3G handsets, the expected impact on margins until the handsets are available and the expected outcome of the plans announced to improve Vodafone Japan’s performance and competitive position; the statements under “Taxation” with respect to the expected effective tax rates; and the statements under “Other Commercial Initiatives” regarding the prospects for a mobile top level domain. These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years. The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination rates, customer acquisition and retention costs, network operating costs and the availability of handsets.

The document also contains other forward-looking statements including statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live!™ and Vodafone’s business offerings; intentions regarding the development of products and services; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the anticipated share repurchase programme; the rate of dividend growth by the Group or its existing investments; expected effective tax rates and expected tax payments; mobile penetration and coverage rates; expectations with respect to long-term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Outlook”, “Expenses” and “Taxation” referred to above. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live!™ and the Group’s business offerings on the Group’s future revenues, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live!™ and the Group’s business or service offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the cost position; changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report & Accounts and Form 20-F with respect to the financial year ended 31 March 2003. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain of the non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Group EBITDA, before exceptional items	Operating loss	Note 7 on page 29

Total Group operating profit (before goodwill amortisation and exceptional items)	Total Group operating loss	Note 2 on page 27

Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items)	Loss on ordinary activities before taxation	Group Financial Highlights on page 2

Operating free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 19

Free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 19

Adjusted earnings per share	Earnings per share	Note 6 on page 28

Proportionate turnover	Statutory turnover	Proportionate financial information on page 31

Proportionate EBITDA, before exceptional items	Loss for the financial year	Proportionate financial information on page 32

Effective rate of taxation before goodwill amortisation and exceptional items	Tax on loss on ordinary activities as a percentage of loss on ordinary activities before taxation	Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items) is shown in Group Financial Highlights on page 2

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE NET CUSTOMERS – 1 APRIL 2003 TO 31 MARCH 2004

		9 MONTHS TO 31 DECEMBER 2003						QUARTER TO 31 MARCH 2004
COUNTRY	PERCENTAGE OWNERSHIP(2)	AT 1 APR 2003	NET ADDITIONS		STAKE CHANGES	AT 31 DEC 2003		NET ADDITIONS	STAKE CHANGES(3)		AT 31 MAR 2004 (1)		PREPAID(4)
	(%)	(000s)	(000s)		(000s)	(000s)		(000s)	(000s)		(000s)		(%)
UK & IRELAND
UK	100.0%	13,300	647		—	13,947		148	—		14,095		60%
Ireland	100.0%	1,740	131		—	1,871		(7)	—		1,864		72%
TOTAL		15,040	778		—	15,818		141	—		15,959		61%

NORTHERN EUROPE
Germany	100.0%	22,940	1,728		—	24,668		344	—		25,012		51%
Hungary	87.9%	799	327		44	1,170		85	—		1,255		82%
Netherlands	99.9%	3,183	129		88	3,400		(1)	—		3,399		57%
Sweden	100.0%	1,313	96		—	1,409		16	13		1,438		34%
Others		8,767	616		—	9,383		100	—		9,483		49%
TOTAL		37,002	2,896		132	40,030		544	13		40,587		51%

SOUTHERN EUROPE
Italy	76.8%	14,908	944		—	15,852		380	—		16,232		92%
Albania	99.7%	322	97		53	472		21	34		527		97%
Greece	99.4%	2,166		*	*		*	*		*		*	*
Malta	100.0%	130	—		32	162		(1)	—		161		91%
Portugal	100.0%	2,912	245		175	3,332		(84)	—		3,248		72%
Spain	100.0%	9,096	589		—	9,685		20	—		9,705		57%
Others		537		*	*		*	*		*		*	*
TOTAL		30,071	2,205		1,056	33,332		409	525		34,266		78%

AMERICAS
United States(5)	44.4%	14,792	1,846		—	16,638		619	—		17,257		6%
Others		703	(37)		(666)	—		—	—		—		—
TOTAL		15,495	1,809		(666)	16,638		619	—		17,257		6%

ASIA PACIFIC
Japan	69.7%	9,702	566		—	10,268		159	—		10,427		9%
Australia	100.0%	2,564	112		—	2,676		(190)	—		2,486		55%
New Zealand	100.0%	1,289	238		—	1,527		80	—		1,607		79%
Others		4,129	589		(37)	4,681		288	—		4,969		66%
TOTAL		17,684	1,505		(37)	19,152		337	—		19,489		61%

MIDDLE EAST AND AFRICA
Egypt	67.0%	1,358	315		165	1,838		86	—		1,924		81%
Others		3,059	541		—	3,600		339	—		3,939		87%
TOTAL		4,417	856		165	5,438		425	—		5,863		86%

GROUP TOTAL		119,709	10,049		650	130,408		2,475	538		133,421		56%

(1)          A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications.  Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment / billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

(2)          All ownership percentages are stated as at 31 March 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

(3)          Represents a stake increase of 13.4% in Vodafone Greece from 86.0% to 99.4%, a stake increase of 6.6% in Vodafone Albania from 93.1% to 99.7% and a stake increase of 0.9% in Vodafone Sweden from 99.1% to 100.0%.

(4)          Prepaid customer percentages are calculated on a venture basis. At 31 March 2004, there were 340.1 million total venture customers.

(5)          The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

*                 Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VENTURE VODAFONE LIVE!™ CUSTOMERS

	QUARTER TO 31 MARCH 2004
COUNTRY	AT 31 DEC 2003	NET ADDITIONS	AT 31 MAR 2004
	(000s)	(000s)	(000s)

Germany	1,582	776	2,358
Italy	783	241	1,024
UK	1,030	505	1,535
Other	1,127	798	1,925

Controlled Total	4,522	2,320	6,842

Vodafone Japan rebranded its J-Sky service to Vodafone live!™ on 1 October 2003. The handsets do not yet incorporate the full Vodafone live!™ experience and so have been excluded from the table above. At March 2004 there were 13.0 million registered Vodafone live!™ venture customers in Japan (December 2003: 12.8 million).

The table above only includes Vodafone live!™ venture customers in our controlled operations. At March 2004, there were an additional 0.7 million Vodafone live!™ venture customers in our non-controlled associated undertakings (December 2003: 0.4 million).

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 31 MARCH 2004

	CONTROLLED ACTIVE CUSTOMERS (1) AS AT
COUNTRY	MARCH 2003	JUNE 2003	SEPTEMBER 2003	DECEMBER 2003	MARCH 2004
	(%)	(%)	(%)	(%)	(%)

Germany	92	93	92	92	93

Italy	95	93	94	93	93

Japan	98	98	98	98	97

UK	91	91	91	91	91

Controlled Total	93	93	93	93	94

(1)          Active customers are defined as customers who have made or received a chargeable event in the last three months.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 MARCH 2004

Country		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar

Germany	EUR	25.6	23.2	25.8	25.4	26.2	26.1	27.9	26.7	27.0	27.0	24.9	25.4	24.5	23.2	26.2

Italy	EUR	29.3	26.5	29.1	29.4	30.1	30.7	32.2	29.7	31.1	31.1	29.0	30.4	29.6	27.8	30.6

Japan	JPY	7,120	6,840	7,270	7,050	7,040	6,850	7,130	7,030	6,710	6,760	6,460	6,690	6,360	6,100	6,560

UK(2)	GBP	24.7	23.4	25.6	24.4	25.2	25.5	25.7	24.2	25.6	26.8	26.0	26.2	27.0	24.1	28.3

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 MARCH 2004

	ARPU(1)
COUNTRY	CURRENCY	REGISTERED PREPAID		REGISTERED CONTRACT		REGISTERED TOTAL
UK & IRELAND
UK(2)	GBP	130		551		309
Ireland	EUR	361		1,123		582

NORTHERN EUROPE
Germany	EUR	130		494		310
Hungary	HUF	42,961		170,444		61,552
Netherlands	EUR	171		887		474
Sweden	SEK	894		5,968		4,390

SOUTHERN EUROPE
Italy	EUR	309		900		361
Greece	EUR		*		*		*
Malta	MTL	96		891		164
Portugal	EUR	182		669		322
Spain	EUR	165		653		377

ASIA PACIFIC
Japan	JPY	N/A		N/A		80,695
Australia	AUD	286		922		587
New Zealand	NZD	346		1,843		672

MIDDLE EAST AND AFRICA
Egypt	EGP	755		3,094		1,168

ARPU – HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	MARCH 2003	JUNE 2003	SEPTEMBER 2003	DECEMBER 2003	MARCH 2004

Germany	EUR	313	313	312	311	310

Italy	EUR	347	351	355	359	361

Japan	JPY	87,159	86,183	84,818	82,917	80,695

UK(2)	GBP	292	297	297	303	309

(1)          ARPU is calculated as total revenues excluding handset revenues and connection fees divided by the weighted average number of customers during the period.

(2)          During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.

The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to March 2003, June 2003, September 2003 and December 2003 from £286, £291, £292 and £300 to £292, £297, £297 and £303 respectively.

*                 Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

	12 MONTHS TO 31 MARCH 2004 (1)			MARCH 2004 (MONTH ONLY) (1)
COUNTRY	MESSAGING	DATA	TOTAL	MESSAGING	DATA	TOTAL

PROPORTIONATE BASIS

UK & IRELAND
UK(2)	14.2%	1.9%	16.1%	14.3%	2.6%	16.9%
Ireland	19.1%	1.4%	20.5%	18.8%	1.8%	20.6%
TOTAL	14.9%	1.8%	16.7%	14.9%	2.5%	17.4%

NORTHERN EUROPE
Germany	15.7%	1.7%	17.4%	14.6%	2.3%	16.9%
Others	8.9%	1.4%	10.3%	9.0%	2.0%	11.0%
TOTAL	12.5%	1.6%	14.1%	12.0%	2.1%	14.1%

SOUTHERN EUROPE
Italy	12.3%	1.0%	13.3%	12.3%	1.3%	13.6%
Others	10.1%	0.9%	11.0%	10.0%	1.3%	11.3%
TOTAL	11.2%	0.9%	12.1%	11.1%	1.3%	12.4%

AMERICAS
United States	1.3%	1.4%	2.7%	1.8%	1.7%	3.5%
Others	0.1%	—	0.1%	—	—	—
TOTAL	1.2%	1.4%	2.6%	1.8%	1.7%	3.5%

ASIA PACIFIC
Japan	7.6%	14.3%	21.9%	7.7%	13.8%	21.5%
Others	11.9%	1.3%	13.2%	13.3%	1.6%	14.9%
TOTAL	8.7%	11.2%	19.9%	9.2%	10.5%	19.7%

MIDDLE EAST AND AFRICA	4.8%	0.1%	4.9%	5.2%	0.1%	5.3%

PROPORTIONATE GROUP TOTAL	10.0%	3.0%	13.0%	10.0%	3.2%	13.2%

STATUTORY BASIS

CONTROLLED GROUP TOTAL	11.9%	4.2%	16.1%	11.8%	4.3%	16.1%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES - HISTORY

	12 MONTHS TO					MONTH ONLY
COUNTRY	MAR 2003	JUN 2003	SEP 2003	DEC 2003	MAR 2004	MAR 2003	JUN 2003	SEP 2003	DEC 2003	MAR 2004

Germany	16.4%	16.7%	17.0%	17.2%	17.4%	16.6%	16.9%	16.3%	19.5%	16.9%

Italy	11.3%	11.8%	12.2%	12.7%	13.3%	11.8%	12.5%	12.4%	14.7%	13.6%

Japan	20.3%	20.9%	21.3%	21.8%	21.9%	21.7%	21.8%	21.2%	22.4%	21.5%

UK(2)	14.4%	14.7%	15.0%	15.5%	16.1%	15.2%	14.6%	14.7%	17.5%	16.9%

Proportionate Total	11.3%	11.7%	12.2%	12.5%	13.0%	12.3%	12.1%	12.2%	14.2%	13.2%

Statutory Total	14.6%	15.0%	15.5%	15.9%	16.1%	15.6%	15.3%	15.2%	17.3%	16.1%

(1)               Non-voice services as a percentage of service revenues are calculated before the elimination of intercompany revenue at a country level and after elimination at the Group level.

(2)               During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of non-voice services as a percentage of service revenues. The impact of the inclusion of these amounts was to decrease UK non-voice services as a percentage of service revenues for March 2003 from 15.3% to 15.2%.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

ACQUISITION AND RETENTION COSTS, NET OF EQUIPMENT REVENUES, AS A PERCENTAGE OF
SERVICES REVENUES (1)

	6 MONTHS TO		12 MONTHS TO
COUNTRY	SEPTEMBER 2002	SEPTEMBER 2003	MARCH 2003	MARCH 2004

Germany	10.3%	12.4%	12.6%	13.4%

Italy	3.5%	2.6%	3.4%	2.8%

Japan	20.0%	18.1%	21.9%	21.0%

UK(2)	11.8%	13.1%	11.9%	15.6%

United States	13.1%	13.7%	13.2%	13.4%

Statutory Group Total	11.6%	11.3%	12.3%	12.6%

(1)               Acquisition and retention costs, net of equipment revenues, as a percentage of service revenues are calculated before the elimination of intercompany revenue at a country level and after elimination at the Group level.

(2)               During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers. Final terms were agreed in April 2003. Recognising revenues on a consistent basis during the interim period to the bases before and after this period would result in additional service revenues and customer acquisition costs of £74 million. For consistency and comparability purposes, these revenues have been included in the calculation of acquisition and retention costs, net of equipment revenues, as a percentage of services revenues but have been excluded from Group turnover and customer acquisition costs in accordance with UK GAAP.  The impact of the inclusion of these amounts has been to increase retention costs, net of equipment revenues, as a percentage of services revenues for the 12 months to March 2003 from 10.5% to 11.9%.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

TOTAL COST TO CONNECT (1)

		6 MONTHS TO		12 MONTHS TO
COUNTRY	CURRENCY	SEPTEMBER 2002	SEPTEMBER 2003	MARCH 2003	MARCH 2004

Germany	EUR	73	79	81	81

Italy	EUR	26	21	25	22

Japan	JPY	31,540	28,508	32,519	31,428

UK	GBP	63	53	56	67

(1)                Total cost to connect is the total of connection fees, trade commissions and equipment margins divided by gross customer additions in the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 26, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary